SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 000-21742

Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated February 23, 2011 whereby Subsea 7 S.A. (the “Company”) announced results for the fourth quarter and the full year which ended on November 30, 2010. Attached herewith as Exhibit 99.2, is an earnings presentation for the fourth quarter and full year ended November 30, 2010.

The information set forth above and in the attached press release and presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and in the attached press release and presentation may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of the Group’s work thereunder, statements as to the date of commencement and completion of operations of contracts, statements as to the scope of each awarded contract expectations as to the Group’s performance in 2011, expectations as to the Group’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, statements contained in the “Outlook for Subsea 7 S.A.” section, including the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term, the Group’s ability to capture growth opportunities, statements as to the expected date of delivery of Seven Havila and Oleg Strashnov, statements as to the expected uses of the new $1 billion revolving credit and guarantee facility, expectations regarding the Group’s backlog and pre-backlog, the integration of Acergy S.A. and Subsea 7 Inc., the Board of Directors’ intention not to propose a dividend for consideration at the 2011 Annual General Meeting of Shareholders, the expected costs relating to the acquisition of Borealis and the sources of such funds, the Group’s intention to delist from NASDAQ and deregister under the US Securities Exchange Act of 1934, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process and the expected benefits therefrom. The forward-looking statements reflect the Group’s current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Group’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and the Group’s ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; the Group’s ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Group operate; the Group’s relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Group’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: February 23, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated February 23, 2011, Announcing Fourth Quarter and Full Year 2010 Results.

99.2	Earnings Presentation for Fourth Quarter and Full Year Ended November 30, 2010.